Exhibit 99.8

  Electronic Control Security Inc. Issues Update of Annual Stockholder Meeting

CLIFTON, N. J. January 25, 2005 - Clifton, NJ - Electronic Control Security Inc. (OTC BB:EKCS), a leading provider of perimeter security solutions to governments and corporations worldwide, held its annual stockholders meeting at its corporate office in Clifton, NJ on January 21, 2005.

Arthur Barchenko, Chairman and CEO welcomed the shareholders and introduced three new key members of the organization, Joseph McAndrew, VP of Operations, Robert Robinson, Business Development Manager and Elie Addi, VP Finance.

Mr. Barchenko stated he was very pleased with the shareholders vote of confidence by the election of the Board of Directors and approval of the increase in authorized shares of the corporation from 15 million to 30 million enabling the company to take advantage of financial opportunities and potential acquisitions. Also approved was the increase of the Employee Stock Option Plan from 1 million to 2 million shares for key employee incentive programs.

In delivering the financial report, Mr. Barchenko stated, "For the first six months of fiscal 2005 (ended December 31, 2004), the company's projected sales will be approximately $1,975,000 as compared to $1,016,000 or a 94% increase for the same period in Fiscal 04. With $350 million in outstanding proposals and a committed backlog of $7.5 million, I believe we have the necessary resources in place to effectively achieve a profitable Fiscal 2005."

The company has seen the introduction of new product lines including Clarion's Water Monitoring and Control Systems, Israel Aircraft Industries' (IAI), HDS 300M Radar System, Trans Security Fence FiberNet and MarineNet and a new Sniper Detection system. According to Mr. Barchenko, "The search for the most highly advanced technologies is on-going and as new product developments occur, ECSI researches and analyzes their effectiveness as they relate to our customers' requirements."

Mr. Barchenko also reported growth in marketing efforts in Central and South America and the Middle East and expects these opportunities to increase significantly in 2005-2006.

Mr. Barchenko reported that 640,000 warrants had been exercised during November and December, 2004.

In addition, Mr. Barchenko announced the establishment of an Advisory Board made up of key individuals from outside the company including government, academia and industrial sectors. They will assist the company in determining market direction, future technology requirements and an approach to ensure continued growth.

In closing, Mr. Barchenko said "Predicted growth for ECSI is evident as Homeland Security, other government agencies and private entities focus on the most critically demanding aspects of exposure to risk and define the solutions."

About ECSI

ECSI is recognized as a global leader in fully networked and integrated perimeter intrusion detection security sensor systems and an effective ISO 9001:2000 quality provider for the Department of Energy, the Department of Defense and Homeland Security programs. The company designs, manufactures and markets physical electronic security systems for high profile, high-threat environments. The employment of risk assessment, inclusive of threat, vulnerability and criticality factors, allows ECSI to determine and address the security needs of site-specific government and commercial-industrial installations. The company has teaming agreements with Athena Ltd., Amata Inc., ARINC, Hudson Marine, SRH Marine, Resource Consultants Inc., Siemens Maintenance Services (SMS) and other industry leaders. ECSI is located at 790 Bloomfield Avenue, Bldg. C-1, Clifton, NJ 07012. Tel: 973-574-8555; Fax: 973-574-8562; for
more information on ECSI and its customers please go to http://www.anti-terrorism.com.

Certain statements included in this press release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Actual results could differ materially from such statements expressed or implied as the result of a variety of factors, of which a number could be potentially beyond the Company's control. The Company's actual results and events will be expressed from time to time in the Company's periodic filings with the Securities and Exchange Commission (the "SEC"). As a result, this press release should be read in conjunction with the Company's periodic filings with the SEC. The forward-reaching statements contained herein are made only as of the date of this press release and the Company assumes or undertakes no obligation to publicly update such forward-looking statements to reflect subsequent events or circumstances.

For ECSI IR contact:
John Lipman
Lipman Capital Group Inc.
212-737-9803
jlipman@lipmangrp.com